As filed with the Securities and Exchange Commission on December 15, 2014. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

CRH plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Ireland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathryn A. Campbell, Esq. Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN 011 44 207 959 8900	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[ X ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares and income shares of CRH plc	150,000,000 American Depositary Shares	$5.00	$7,500,000	$871.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 12, 13 and 17
(iii) The procedure for collection and distribution of dividends	Articles number 4, 11, 12 and 17
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 12, 13, 15 and 17
(v) The sale or exercise of rights	Articles number 11, 12 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19 and 20
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 15
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 4 and 7
(x) Limitation upon the liability of the depositary	Articles number 8 and 17

3. Fees and Charges	Articles number 6 and 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of November 28, 2006 among CRH plc, The Bank of New York, as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 15, 2014.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares and income shares of CRH plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, CRH plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland, on December 9, 2014.

CRH plc

By: /s/ A. Manifold
Name: A. Manifold

Title: Chief Executive

Each person whose signature appears below severally hereby constitutes and appoints each of N. Hartery, A. Manifold, M.Carton and M.G. O’Driscoll (with full power to each of them to act alone) his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 9, 2014.

/s/ N. Hartery	Chairman of the Board
N. Hartery

/s/ A. Manifold	Chief Executive and Director
A. Manifold

/s/ M. Carton	Finance Director and Director
M. Carton	(principal financial and accounting officer)

/s/ M.S. Towe	Director
M.S. Towe

/s/ E.J. Bärtschi	Non-executive Director
E.J. Bärtschi

/s/ W.P. Egan	Non-executive Director
W.P. Egan

Non-executive Director
U-H. Felcht

/s/ J.W. Kennedy	Non-executive Director
J.W. Kennedy

/s/ D.A. McGovern, Jr.	Non-executive Director
D.A. McGovern, Jr.

/s/ H.A. McSharry	Non-executive Director
H.A. McSharry

/s/ D.N. O’Connor	Non-executive Director
D.N. O’Connor

/s/ H.Th. Rottinghuis	Non-executive Director
H.Th. Rottinghuis

/s/ Michael G. O’Driscoll	Authorized Representative in the United States
Michael G. O’Driscoll

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of November 28, 2006 among CRH plc, The Bank of New York, as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.